UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Biostage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09074M 202

(CUSIP Number)

Josef Volman, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M 202	13D	Page 1 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DST Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,000,000 shares of common stock 1,340,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,000,000 shares of common stock 1,340,000 shares of common stock issuable upon exercise of warrants (See Item 3)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09074M 202	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,722 shares of common stock
	8	SHARED VOTING POWER 3,000,000 shares of common stock 1,340,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	9	SOLE DISPOSITIVE POWER 30,722 shares of common stock
	10	SHARED DISPOSITIVE POWER 3,000,000 shares of common stock 1,340,000 shares of common stock issuable upon exercise of warrants (See Item 3)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,722 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%*
14	TYPE OF REPORTING PERSON IN

*As more fully described in Item 3, the warrants are subject to a 49.99% ownership limitation, and the percentage set forth in row (13) gives effect to such limitation. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full exercise of such warrants and do not give effect to such limitation. Therefore, the actual number of shares of common stock beneficially owned by DST Capital LLC, after giving effect to such limitation, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09074M 202	13D	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the SEC by DST Capital LLC, Polyvia LLC, Jing Chen, Jiong Shao, and Bin Zhao on January 10, 2018 (the “Original 13D”), as amended by Amendment No. 1 on July 6, 2018 and Amendment No. 2 on February 20, 2019, and relates to the common stock, $0.01 par value (the “Common Stock”) of Biostage, Inc. (the “Issuer”), having its principal executive office at 84 October Hill Road, Suite 11, Holliston, MA 01746.

This Amendment No. 3 is being filed to update the percentage of Common Stock of the Issuer beneficially owned by DST Capital LLC as a result of the exercise of warrants to purchase Common Stock of the Issuer and disclaim and evidence the termination of any joint filing arrangement or agreement with respect to the reporting persons included in the Original Schedule 13D, other than Bin Zhao. No such arrangement or agreement exists and each such reporting person, other than Bin Zhao, will be individually responsible for its respective filing obligations. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D, as amended. Unless otherwise indicated, each capitalized term used by not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This statement is being filed by:

DST Capital, LLC, a Massachusetts limited liability company and Bin Zhao, an individual and the owner of DST Capital, LLC with voting and investment power with respect to that entity.

(b)	The address of the principal business office of each Reporting Person is c/o Biostage, Inc., 84 October Hill Road, Suite 11, Holliston, MA 01746.

(c)	The principal business of DST Capital LLC is to make, hold, and dispose of equity and equity related investments. The present principal occupation of Bin Zhao is to make, hold, and dispose of equity and equity related investments.

(d)	During the five years prior to the date hereof, neither DST Capital LLC nor Bin Zhao has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, neither DST Capital LLC nor Bin Zhao has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DST Capital LLC is a limited liability company formed in Massachusetts. Bin Zhao is a Chinese citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 24, 2019, DST Capital LLC elected to exercise warrants to purchase 250,000 shares of Common Stock.

On May 3, 2019, DST Capital LLC elected to exercise warrants to purchase 250,000 shares of Common Stock.

CUSIP No. 09074M 202	13D	Page 4 of 6

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Pursuant to the Private Placement described in Item 3 above, the Reporting Persons acquired a majority of the voting power of the Issuer, and have nominated a majority of the members of the Issuer’s board of directors. The Reporting Persons, together with the Issuer, intend to establish a Chinese subsidiary of the Issuer to potentially access the Chinese market for the Issuer’s product candidates. The Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer, including by the exercise of outstanding warrants or additional capital investments or otherwise.

Except as set forth above, none of the Reporting Persons have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)	DST Capital LLC and Bin Zhao are the record owners of the securities set forth on each such Reporting Person’s respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 6,672,223 shares of Common Stock outstanding as of May 10, 2019, following the exercise of warrants by DST Capital LLC.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets

CUSIP No. 09074M 202	13D	Page 5 of 6

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Pesons.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

Although multiple Reporting Persons filed the Original Schedule 13D as provided therein, this Amendment No. 3 is being filed in part to disclaim and evidence the termination of any joint filing arrangement or agreement with respect to the reporting persons included in the Original Schedule 13D, other than Bin Zhao. No such arrangement or agreement exists and each such reporting person, other than Bin Zhao, will be individually responsible for its respective filing obligations.

Item 7.    Material to be Filed as Exhibits.

None.

CUSIP No. 09074M 202	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May13, 2019

DST CAPITAL LLC

By:	/s/ Bin Zhao
Bin Zhao, Owner

s/ Bin Zhao
Bin Zhao